--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              BEST SOFTWARE, INC.
                           (Name of Subject Company)

                              BEST SOFTWARE, INC.
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   000865791
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              TIMOTHY A. DAVENPORT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BEST SOFTWARE, INC.
                           11413 ISAAC NEWTON SQUARE
                             RESTON, VIRGINIA 20190
                                 (703) 709-5200
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                           T. JUSTIN MOORE, III, ESQ.
                               HUNTON & WILLIAMS
                              951 EAST BYRD STREET
                          RIVERFRONT PLAZA, EAST TOWER
                         RICHMOND, VIRGINIA 23219-4074
                                 (804) 788-8200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Best Software, Inc., a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is 11413 Isaac Newton Square, Reston, Virginia 20190. The title of the class of equity securities to which this Statement relates is common stock, no par value, of the Company (the "Company Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF PURCHASER

     This Solicitation/Recommendation Statement (this "Statement") relates to the tender offer by Bobcat Acquisition Corp. ("Purchaser"), a Virginia corporation and a wholly owned subsidiary of The Sage Group plc, a corporation organized under the laws of England ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 14, 2000, offering to purchase all of the outstanding Shares at a price of $35.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated January 14, 2000, and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 12, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

     As set forth in the Schedule 14D-l, the principal executive offices of Parent are located at Sage House, Benton Park Road, Newcastle Upon Tyne, NE7 7LZ, England, and the principal executive offices of Purchaser are located c/o Sage Software, Inc., 56 Technology Drive, Irvine, California 92618.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Statement as Schedule I (the "Information Statement"), which is filed as
Exhibit 2 to this Statement and is incorporated herein by reference. The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after acquiring any of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") other than at a meeting of the shareholders of the Company.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

  Employee Stock Options

     The following is a summary of the treatment of the options held by employees and directors of the Company to purchase the Shares. This summary is qualified in its entirety by reference to the Merger

Agreement which is incorporated herein by reference and a copy of which has been filed as Exhibit 1 to this Statement.

     Pursuant to the Merger Agreement, the Company shall take all actions necessary to provide that at the Effective Time, (i) each Cash-Out Option (as defined below) shall be cancelled and (ii) in consideration of such cancellation, each holder of a Cash-Out Option shall receive in consideration thereof an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such Cash-Out Option and (y) the number of Shares subject to such Cash-Out Option. The Company shall use all commercially reasonable efforts to effectuate the foregoing, including, without limitation, providing that any unexercised Cash-Out Options will become exercisable in full as of a specified time prior to the effective time of the Merger (the "Effective Time") and will terminate immediately prior to the Effective Time, amending the Stock Plans (as defined below) and obtaining any necessary consents from holders of Cash-Out Options. The Merger Agreement further provides that at the Effective Time, each Assumed Option (as defined below) shall be assumed by Parent (and Parent shall take all action necessary under applicable law, to cause such result or equivalent result without disadvantage to the Option (as defined below) holders) and shall thereupon constitute an option to acquire that number of Parent Common Shares (as defined below) equal to (i) the number of Shares subject to the Assumed Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (as defined below), rounded down to the nearest whole share, at a price per Parent Common Share equal to (x) the exercise price of the Assumed Option immediately prior to the Effective Time divided by (y) the Exchange Ratio, rounded up to the nearest whole cent. Other than as described in the immediately preceding sentence, the Assumed Options shall be subject to the same terms and conditions as applicable immediately prior to the Effective Time; provided, however, that Parent shall take all actions necessary for the terms of the Stock Plans to be amended as necessary to comply with all applicable securities laws and laws of the jurisdiction of the Parent (but without disadvantage to the Option holder). Parent shall take all action necessary for the Parent Common Shares to rank pari passu in all respects with all other Parent Common Shares then in issue and to be listed and issuable upon exercise of the Assumed Options so that the Parent Common Shares underlying such Assumed Options shall be freely tradeable on the London Stock Exchange. The Merger Agreement further provides that to the extent any Option or portion thereof is not assumed pursuant to the terms of the Merger Agreement, such Options or portion thereof shall be treated as a Cash-Out Option.

     "Cash-Out Options" shall mean each option outstanding at the Effective Time to purchase Shares (an "Option") granted under the Company's 1988 Nonqualified Stock Option Plan, 1992 Nonqualified Stock Option Plan, the 1997 Stock Incentive Plan or the 1997 Director Stock Option Plan or any other stock-based incentive plan or arrangement of the Company (excluding any options granted under the Company's Employee Stock Purchase Plan) (the "Stock Plans") that is not an Assumed Option (as defined below).

     "Assumed Options" shall mean those Options or portions thereof as identified on Section 2.3 of the Company Disclosure Schedule attached to the Merger Agreement granted under the 1992 Nonqualified Stock Option Plan and the 1997 Stock Incentive Plan that will not have vested and become exercisable as of the Effective Time as identified on Section 2.3(a) of the Company Disclosure Schedule. To the extent any Options or portions thereof, as identified on
Section 2.3 of the Company Disclosure Schedule, cannot be assumed by Parent, such Options or portions thereof shall be treated as Cash-Out Options and shall be cancelled as of the Effective Time in consideration for a cash payment.

     "Exchange Ratio" shall mean the quotient of (x) the Offer Price multiplied by the average of the mid-point of the bid and ask price of the rate of currency exchange of pounds sterling for U.S. dollars quoted in The Financial Times for each of the business days in a consecutive 20 business day period ending two business days prior to the Effective Date and (y) the average per Share closing price of the ordinary shares of 1 pence each in the capital of Parent (a "Parent Common Share") as reported on the London Stock Exchange on each of the 10 trading days immediately preceding the Effective Time.

     Pursuant to the Merger Agreement, except as may be otherwise agreed to by Parent or the Purchaser and the Company or as otherwise contemplated or required to effectuate the treatment of Options as described in this paragraph, the Stock Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries shall be deleted as of the Effective Time. In the Merger Agreement, the Company has agreed to take all necessary actions to provide that as of the Effective Time no holder of Options under the Stock Plans will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Option. The Company has further agreed to take all actions necessary to provide that at or immediately prior to the Effective Time, (i) each then outstanding Option under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") shall automatically be exercised and (ii) in lieu of the issuance of certificates, each Option holder shall receive an amount in cash (subject to any applicable withholding tax) equal to the product of (x) the number of Shares otherwise issuable upon such exercise and (y) the Offer Price. The Company shall use all reasonable efforts to effectuate the foregoing, including, without limitation, amending the Stock Purchase Plan and obtaining any necessary consents from holders of Options. The Company (i) shall not permit the commencement of any new offering period under the Stock Purchase Plan following the date hereof, (ii) shall not permit any optionee to increase his or her rate of contributions under the Stock Purchase Plan following the date hereof, (iii) shall terminate the Stock Purchase Plan as of the Effective Time, and (iv) shall take any other actions necessary to provide that as of the Effective Time no holder of Options under the Stock Purchase Plan will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such Option.

  Directors' and Officers' Indemnification

     The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation (or any successor to or assign of the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time (each an "Indemnified Party"), against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation which consent shall not unreasonably be withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permissible under applicable provisions of the Virginia Stock Corporation Act (the "VSCA"), the terms of the Company's Articles of Incorporation or the Company's Bylaws, and under any agreements as in effect on the date of the Merger Agreement (including rights to reimbursement or advancement of expenses and exculpation from liability).

     The Merger Agreement further provides that Parent or the Surviving Corporation (or any successor to or assign of the Surviving Corporation) shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, that, Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance of at least the same coverage containing terms and conditions that are not materially less advantageous; provided, further, however, that in no event shall Parent be required to pay aggregate premiums for such insurance in excess of 150% of the premiums paid by the Company in 1999 for such purpose (the "1999 Premium"); and provided, further, that if Parent or the Surviving Corporation is unable to obtain such amount of insurance for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the 1999 Premium.

     As allowed by Article 9 of the VSCA, the Company's Articles of Incorporation (Article 5) and Bylaws (Article III, Section 14) eliminate the liability of the officers and directors of the Company for monetary damages in any proceeding brought by or in the right of the Company or brought by or on behalf of shareholders of the Company except in cases of willful misconduct or a knowing violation of criminal law or any federal or state securities law. As allowed by Article 10 of the VSCA, the Company's Articles of Incorporation and Bylaws also provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (a) he or she is or was a director or officer of the Company or
(b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. In addition, the Company's Articles of Incorporation and Bylaws expressly authorize the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the Articles of Incorporation and Bylaws and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     The full text of Article 5 of the Company's Articles of Incorporation is filed as Exhibit 3 to this Statement and is incorporated herein by reference. The full text of Article III, Section 14 of the Company's Bylaws is filed as
Exhibit 4 to this Statement and is incorporated herein by reference.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

  Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement, which is qualified in its entirety by the full text of the Merger Agreement. Capitalized terms not defined below shall have the meaning set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer set forth therein, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions to the Offer in addition to those set forth therein, (iv) amend any condition to the Offer set forth therein, (v) extend the Initial Expiration Date, except as required by law and except (A) that the Purchaser may extend the expiration date of the Offer for up to 10 business days after the Initial Expiration Date if as of the Initial Expiration Date there shall not have been tendered at least 90% of the outstanding Shares so that the Merger can be effected without a meeting of the Company's shareholders in accordance with the VSCA, (B) that in the event that any condition to the Offer is not satisfied on a date on which the Offer is scheduled to expire, the Purchaser may, from time to time, in its sole discretion, extend the expiration date of the Offer up to a maximum of 120 calendar days following the Initial Expiration Date, (C) in the event that any condition to the Offer is not satisfied on a date on which the Offer is scheduled to expire, at the written request of the Company delivered no later than two business days prior to the Initial Expiration Date, the Purchaser shall, and shall continue to, extend the Offer from time to time for the period commencing on the date of the notice referred to above until a date not later than 90 calendar days following the Initial Expiration Date (it being understood that the Purchaser may determine the interim expiration dates of any extension of the Offer during such extension period), provided, however, that in the event that the Purchaser extends the expiration date of the Offer in accordance with such request and the Financing (as defined in the Merger Agreement) shall no longer be reasonably available to Parent: (I) Annex I to the Merger Agreement shall be deemed to be amended to provide an additional condition that the Purchaser shall not be required to accept for payment or pay for any tendered Shares unless and until Parent and the Purchaser shall have obtained sufficient financing (the "Substitute Financing") in replacement, if necessary, of the Financing in order to permit Parent and the Purchaser to acquire all of the Shares in the Offer and the Merger and to pay the anticipated expenses in connection therewith, (II) the condition set forth in paragraph (i) of Annex I to the Merger Agreement shall be amended and replaced with the condition set forth in clause (I) above, (III) from and after such time Parent shall not be subject to

Section 6.10 of the Merger Agreement and (IV) Parent shall use all commercially reasonable efforts to secure the Substitute Financing prior to June 12, 2000 and to provide funds to the Purchaser to permit it to perform its obligations under the Merger Agreement and in the Offer (provided that Parent shall not be required to obtain Substitute Financing on economic terms materially less favorable to it than the Financing), (d) that the Purchaser may extend the expiration date of the Offer for up to 10 business days in order to amend the
Schedule 14D-1 to permit the announcement of a Subsequent Offering Period to the Offer, and (e) that the Purchaser may include a Subsequent Offering Period to the Offer for a period up to 20 business days, or (vi) amend any other term of the Offer in any manner adverse to any holders of Shares. The Merger Agreement provides that the Initial Expiration Date shall be no later than midnight on the twenty-fifth business day after the Offer is commenced.

     The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer described in the Merger Agreement, accept for payment and pay for Shares tendered as soon as the Purchaser is legally permitted to do so under applicable law.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time the Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Purchaser shall have purchased, or caused to be purchased, the Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of the Purchaser's obligations under the Merger Agreement, (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of the Shares, to the extent required by the Company's Articles of Incorporation and the VSCA (iii) no statute, rule or regulation shall have been enacted or promulgated by any United States or United Kingdom governmental entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger, and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated. The obligations of Parent and Purchaser to consummate the Merger are further subject to fulfillment of the condition that all actions relating to the cancellation of the Cash-Out Options (as defined below) under the Stock Plans as contemplated by the Merger Agreement shall have been taken.

     At the Effective Time (i) each issued and outstanding Share (other than any Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent and any Dissenting Shares (as defined in the Merger Agreement)), will be cancelled and extinguished and converted into the right to receive the Offer Price paid pursuant to the Offer and (ii) each issued and outstanding share of common stock, par value $.01 per share, of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Company's Board of Directors (determined after giving effect to the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares which the Purchaser or any affiliate of the Purchaser owns beneficially (excluding any unexercised portion of the options granted under the Stock Option Agreement or the Shareholders Agreement) bears to the total number of Shares then outstanding provided, however, that in the event the Purchaser accepts Shares for payment and the Minimum Condition is not satisfied, Parent shall not be entitled to designate more than two directors. The Company shall promptly secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Company's Board of

Directors and, in the event the Company is unable to secure a sufficient number of resignations of its incumbent directors in accordance with the foregoing, the Company shall use its best efforts promptly to increase the size of the Company's Board of Directors as is necessary to enable Parent's designees to be so elected to the Company's Board of Directors, provided that (i) in the event that Parent's designees are appointed or elected to the Company's Board of Directors, and until the Effective Time, the Company's Board of Directors will have at least two directors who are directors as of the date of the execution of the Merger Agreement and neither of whom is an officer of the Company or a designee, shareholder, affiliate or associate (within the meaning of federal securities laws) of Parent (one or more of such directors, the "Independent Directors") and (ii) if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall not be a shareholder, affiliate or associate of Parent or the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Parent's designees to the Company's Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Following the election of Parent's designees to the Company's Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action by the Company's Board of Directors under or in connection with the Merger Agreement which would adversely affect the rights of the Company's shareholders under the Merger Agreement; provided, further, that if there will be no Independent Directors, such actions may be effected by the unanimous vote of the entire Board of Directors of the Company.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law or the Company's Articles of Incorporation, in order to consummate the Merger, and following (i) acceptance for payment of Shares by the Purchaser pursuant to the Offer or (ii) the expiration of the Offer without the Purchaser purchasing any Shares hereunder, in the case of either clause (i) or (ii), without the termination of the Merger Agreement by Parent or the Company, duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. Subject to the terms of the Merger Agreement, the Company has agreed to include in the Proxy Statement the recommendation of the Company's Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Parent or the Purchaser acquires at least 90% of outstanding Shares, pursuant to the Offer or otherwise (including as a result of the exercise of the Stock Option Agreement), Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 13.1-719 of the VSCA.

     Options. See discussion in "Arrangements with Executive Officers, Directors or Affiliates of the Company -- Employee Stock Options."

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (i) as expressly contemplated by the Merger Agreement or the Stock Option Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Schedule attached to the Merger Agreement, (iii) in the ordinary course of business consistent with past practice, or (iv) as agreed to in writing by Parent, after the date of execution of the Merger Agreement, and prior to the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the time the designees of Parent have been elected to and shall constitute a majority of the Company's Board of Directors,
(a) the business of the Company and its Subsidiaries will be conducted only in the ordinary course consistent with past practice, each of the Company and its Subsidiaries will use its commercially reasonable efforts to preserve its present business organization intact and maintain its satisfactory relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it, (b) the Company will not, directly or indirectly, (i) amend its Articles of Incorporation or Bylaws or similar organizational documents or (ii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of the Company, (c) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the Options or other rights to purchase shares of Common Stock pursuant to the Stock Purchase Plan outstanding on the date of the Merger Agreement, (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, or incur or modify any material indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice, (iv) redeem, purchase or otherwise acquire, any shares of any class or series of its capital stock or any instrument or security which consists of or includes a right to acquire such shares except as permitted by the Merger Agreement and other than in connection with the exercise of options or rights under the Stock Plans or the Stock Purchase Plan, (d) neither the Company nor any of its Subsidiaries shall increase the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than general increases in wages to employees who are not directors or affiliates in the ordinary course consistent with past practice) or to persons providing management services; enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants; or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to any employee benefit plan or otherwise, (e) except to the extent permitted by the Merger Agreement, neither the Company nor any of its Subsidiaries shall pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course consistent with past practice; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present; or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing, (f) the Company shall not, in any material respect, modify, amend or terminate any of the Company Agreements (as defined in the Merger Agreement), and neither the Company nor any of its Subsidiaries shall waive, release or assign any material rights or claims under any of the Company Agreements (as defined in the Merger Agreement), (g) neither the Company nor any of its Subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, (h) neither the Company nor any of its Subsidiaries will make any loans, advances or capital contributions to or investments in any other person; incur or assume any long-term debt or any short-term indebtedness; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; or enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate), (i) neither the Company nor any of its Subsidiaries will pay, discharge or satisfy any claims or liabilities (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business and consistent with past practices or reflected or reserved against in, or contemplated by the consolidated financial statements (or the notes thereto) of the Company, (j) except to the extent permitted by the Merger Agreement, neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger), (k) except as permitted to be taken pursuant to Section 5.3 of the Merger Agreement, neither the Company nor any of its Subsidiaries will take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger or the Offer not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect, at or as of any time prior to the Effective Time, or that would materially impair the Company's ability to consummate the Merger or materially delay such consummation, (l) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by generally accepted accounting principles, make any tax election, change any tax election already made, adopt any tax accounting method, change any tax accounting method, enter into any closing agreement or settle any tax audit, or (m) except for actions permitted to be taken pursuant to Section
5.3 of the Merger Agreement, enter into any written agreement, contract, commitment or arrangement with respect to the foregoing or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed to notify Parent and the Purchaser promptly if, on or after the date of the Merger Agreement, any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case in connection with any Acquisition Proposal (as defined below) or the possibility or consideration of making an Acquisition Proposal ("Acquisition Proposal Interest") indicating, in connection with such notice, the name of the person indicating such Acquisition Proposal Interest and the terms and conditions of any proposals or offers. In addition, the Company has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal Interest and that it will keep Parent and the Purchaser informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. Pursuant to the Merger Agreement, except as set forth below, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, the Company has agreed that it will not, nor shall it authorize or permit its officers, directors, or employees to (and will use reasonable best efforts to ensure that such persons and the Company's investment bankers, attorneys, accountants and other agents do not), directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal,
(ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited Acquisition Proposal for the Company engage in negotiations or discussion with, or provide information or data to, any Person (other than Parent, any of its affiliates or representatives) relating to any Acquisition Proposal, except that the Merger Agreement does not prohibit the Company or the Company's Board of Directors from (x) taking and disclosing to the Company's shareholders a position with respect to tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, (y) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board of Directors, after receiving advice from outside counsel, that such disclosure is required under applicable law and that the failure to make such disclosure is reasonably likely to cause the Company's Board of Directors to violate with its fiduciary duties to the Company's shareholders under applicable law or (z) otherwise complying with their fiduciary duties to shareholders.

     An "Acquisition Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

     Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person (as defined in the Merger Agreement) pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (as defined below) and may negotiate an Acquisition Proposal if (a) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction which the Company's Board of Directors determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining additional financing, the certainty of closing of which is less certain than the satisfaction of the condition set forth in paragraph (i) of Annex I to the Merger Agreement (as it may be deemed to be amended pursuant to Section 1.1(a) of the Merger Agreement) on conditions less favorable to the Company than the Financing, and (b) in the good faith opinion of the Company's Board of Directors, only after consultation with outside legal counsel to the Company, providing such information or access or engaging in such discussions or negotiations is in the best interests of the Company and its shareholders and the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfied clauses (a) and (b), a "Superior Proposal"). Within one business day following receipt by the Company of a Superior Proposal, the Company must notify Parent of the receipt thereof. The Company must then provide Parent any material nonpublic information regarding the Company provided to the other party which was not previously provided to Parent. Except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof permitted by law to do so, shall (i) withdraw or modify, or propose (publicly or to a third party) to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose (publicly or to a third party) to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 5.3(b) of the Merger Agreement). Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following the Company's delivery to Parent of written notice advising Parent that the Company's Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided that the Company shall not enter into an agreement with respect to a Superior Proposal unless the Company also shall have furnished Parent with written notice that it intends to enter into such agreement.

     Indemnification and Insurance. See discussion in "Arrangements with Executive Officers, Directors or Affiliates of the Company -- Directors' and Officers' Indemnification."

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, potential conflicts of interest, brokers' fees, real property, insurance, accounts receivable and inventory, vote required to approve the Merger Agreement, absence dissenter's rights, undisclosed liabilities, information in the Proxy Statement and the absence of any material adverse effect on the Company since September 30, 1999.

     Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company (provided that if Shares are purchased pursuant to the Offer, Parent may not in any event terminate the Merger Agreement):

          a. By mutual written consent of Parent and the Company; or

          b. (i) By Parent if the Offer shall have expired without any Shares being accepted for purchase thereunder by the Purchaser and without the Purchaser having had an obligation under Section 1.1(a) of the Merger Agreement to extend the Offer; provided, however, that Parent shall not be entitled to terminate the Merger Agreement if it or the Purchaser is in material breach of its representations and warranties, covenants or other obligations under the Agreement; or (ii) by the Company (A) if the Offer has not commenced within five business days of the execution of the Merger Agreement or (B) the Offer shall have expired without any Shares being accepted for purchase thereunder by the Purchaser or (C) if prior to the acceptance for purchase of Shares pursuant to the Offer, there has been a material breach by either Parent or the Purchaser of any representation, warranty, covenant or agreement set forth in the Merger Agreement (and such breach is not reasonably capable of being cured within 30 days of notice thereof); provided, however, that the Company shall not be entitled to terminate the Merger Agreement pursuant to this subsection if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement; or

          c. By either Parent or the Company (i) if a court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, the Option Agreement or the Shareholders Agreement, (ii) prior to the acceptance for purchase of Shares pursuant to the Offer, if there has been a willful breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach shall result in any condition set forth in the Merger Agreement (other than the Minimum Condition) not being satisfied (and such breach is not reasonably capable of being cured and such condition satisfied within 30 days after the receipt of notice thereof) or (iii) if by June 12, 2000 the Purchaser has not purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the Purchaser's failure to make such purchases; or

          d. By the Company to allow the Company to enter into an agreement with respect to a Superior Proposal which the Board of Directors has determined is more favorable to the shareholders of the Company than the transactions contemplated by the Merger Agreement; provided, however, that it has complied with all provisions of the Merger Agreement, including the notice provision therein, and that it makes simultaneous payment of the Termination Fee (as hereinafter defined), plus any amounts then due as a reimbursement of expenses; or

          e. By Parent, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) the Company's Board of Directors or any committee thereof shall have withdrawn, modified, or changed its recommendation in respect of the Merger Agreement or the Offer in a manner adverse to the Purchaser or (ii) the Company's Board of Directors or any committee thereof shall have recommended any proposal other than by Parent or the Purchaser in respect of an Acquisition Proposal, (iii) the Company shall have exercised a right with respect to an Acquisition Proposal referenced in
     Section 5.3(b) of the Merger Agreement and directly or through its representatives, continue discussions with any third party concerning an Acquisition Proposal for more than 10 business days after the date of receipt of such Acquisition Proposal, or (iv) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company shall not have rejected such proposal within 10 business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed.

     If (i) Parent shall have terminated the Merger Agreement pursuant to clause
(e), (ii)(x) Parent shall have terminated the Agreement pursuant to clause
(c)(ii) and (y) following the date of the Merger Agreement but prior to such termination there shall have been an Acquisition Proposal Interest or (iii) the Company shall have terminated this Agreement pursuant to clause (d), then the Company shall pay (A) simultaneously with such termination if pursuant to clause
(d), or (B) promptly, but in no event later than two business days after the date of such termination if pursuant to clause (c)(ii) or (e), to Parent a termination fee (the "Termination Fee") of $12,000,000 plus an amount, not in excess of $1,500,000, equal to the Purchaser's reasonable actual and documented out-of-pocket expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby.

     If the Merger Agreement is terminated, and at any time on or prior to June 12, 2000 all of the conditions set forth therein have been fulfilled except (i) the condition set forth in paragraph (i) of Annex I thereto and (ii) any other conditions that are not fulfilled as a result, directly or indirectly, of a breach by Parent or the Purchaser of any representation, warranty, covenant or agreement set forth in the Merger Agreement, then promptly, but in no event later than two business days after the date of such termination, Parent shall pay to the Company a termination fee of $12,000,000 plus an amount, not in excess of $1,500,000, equal to the Company's reasonable actual and documented out-of-pocket expenses incurred by the Company in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby.

     The full text of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

  Stock Option Agreement

     As a condition and inducement to Parent and the Purchaser entering into the Merger Agreement, Parent and the Company executed a Stock Option Agreement, dated January 12, 2000 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Company Option") to purchase up to 2,352,024 newly-issued shares of Common Stock (the "Company Option Shares") at a purchase price per share of $35.00 (the "Exercise Price"), subject to the terms and conditions set forth in the Stock Option Agreement; provided, however, that in no event shall the number of Shares exceed 19.9% of the Company's issued and outstanding shares of Common Stock (without giving effect to any Shares subject to or issued pursuant to the Company Option).

     The Stock Option Agreement provides that, at any time or from time to time prior to the termination of the Company Option in accordance with the terms of the Stock Option Agreement, Parent (or its designee) may exercise the Company Option, in whole or in part, if on or after the date of the Stock Option Agreement, (a) the Purchaser accepts for payment pursuant to the Offer shares of Common Stock constituting at least a majority but less than 90% of the shares of Common Stock then outstanding on a fully diluted basis; or (b) any corporation, partnership, limited liability company, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its "affiliates" (as defined in the Exchange Act) (a "Third Party"), shall have (i) commenced a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in "beneficial ownership" (as defined under the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as such term is defined in the Exchange Act)) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), (ii) acquired beneficial ownership of shares of Common Stock which, when aggregated with any shares of Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), provided, however, that "Third Party" for purposes of this clause (ii) shall not include any corporation, partnership, limited liability company, person or other entity or group which beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date of the Stock Option Agreement and that does not, after the date of the Stock Option Agreement, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis), or (iii) solicited "proxies" in a "solicitation" subject to the proxy rules under the Exchange Act or executed any written consent with respect to, or become a "participant" in, any "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act), in each case with respect to the Common Stock; or (c) any of the events specified in the Stock Option Agreement that would allow Parent to terminate the Merger Agreement has occurred (but without the necessity of Parent having terminated the Merger Agreement).

     Parent's obligation to purchase Shares and the Company's obligation to deliver shares upon any exercise of the Company Option is subject (at its election) to the conditions that (i) no preliminary or permanent injunction or other order against the purchase, issuance or delivery of the Shares issued by any federal, state or foreign court of competent jurisdiction shall be in effect (and no action or proceeding shall have been commenced or threatened for purposes of obtaining such an injunction or order) and (ii) any applicable waiting period under the HSR Act and the regulations thereunder, and any applicable antitrust or competition laws of Canada, the European Union, any member state of the European Union, and any other foreign jurisdictions shall have expired and (iii) there shall have been no material breach of the representations, warranties, covenants or agreements of the Company contained in the Stock Option Agreement or the Merger Agreement; provided, however, that any failure by Parent to purchase Shares upon exercise of the Company Option at any closing of such purchase as a result of the nonsatisfaction of any of such conditions shall not affect or prejudice Parent's right to purchase such Shares upon the subsequent satisfaction of such conditions.

     If, at any time during which the Company Option may be exercised, Parent may elect to require the Company to pay Parent, in exchange for the cancellation of the Company Option with respect to such number of Shares as Parent specifies, an amount net of U.S. federal withholding taxes, if any, (the "Cancellation Amount") in cash equal to such number of Company Option Shares multiplied by the difference between (a) the Market/Offer Price (as defined below) and (b) the Exercise Price.

     The term "Market/Offer Price" shall mean the highest of (i) the price per Share at which a tender offer or exchange offer therefor has been made, (ii) the price per Share to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for the Shares as reported on the Nasdaq National Market System within the 30 trading days immediately preceding the date Parent gives notice of the required repurchase of Shares subject to the Company Option or (iv) in the event of a sale of all or a substantial portion of the Company's assets, the sum of the price paid in such sale of such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm mutually selected by Parent and the Company, divided by the number of Shares outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm mutually selected by Parent and the Company.

     Notwithstanding anything to the contrary in the Stock Option Agreement, (1) Parent's Total Payment (as defined below), if any, which Parent may derive thereunder shall in no event exceed $22,000,000 and Parent shall pay any excess over such amount to the Company and (2) the Company Option may not be exercised for a number of Shares as would, as of the date of exercise, result in a Notional Total Payment (as defined below), together with the actual Total Payment immediately preceding such exercise, exceeding $22,000,000; provided that if any exercise of the Company Option would result in a Notional Total Payment, together with the actual Total Payment immediately preceding such exercise, exceeding $22,000,000, then Parent, at its election, may either (A) reduce the number of Shares subject to the Company Option, (B) deliver to the Company for cancellation shares of Company Common Stock previously purchase by Parent, (C) pay cash to the Company, or (D) take any action representing any combination of the preceding clauses (A), (B) and (C) so that Parent's Notional Total Payment, when aggregated with the actual Total Payment immediately preceding such exercise, does not exceed $22,000,000 after taking into account the foregoing actions. As used herein (1) "Total Payment" shall mean the sum (net of withholding taxes, if any) of the following: (i) any Cancellation Amount received by Parent, (ii)(x) the net cash amounts received by Parent pursuant to the sale, within 12 months following exercise of the Company Option, of Shares (or any other securities into which such Shares shall be converted or exchanged) to any unaffiliated party, less (y) the aggregate exercise price for such Company Option Shares,
(iii) any amounts received by Parent upon transfer of the Company Option (or any portion thereof) to any unaffiliated party, and (iv) the amount actually received by Parent as a Termination Fee and related expenses pursuant to the Merger Agreement; and (2) "Notional Total Payment" with respect to any number of Shares as to which Parent may propose to exercise the Company Option shall be the Total Payment determined as of the date of such proposed exercise assuming that the Company Option was exercised on such date for such number of Shares and assuming further that such Shares, together with all other Shares held by Parent as of such date, were sold for cash at the closing market price for the Company Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

     The full text of the Stock Option Agreement is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

  Shareholders Agreement

     As a condition and inducement to Parent and the Purchaser entering into the Merger Agreement and incurring the liabilities therein, certain shareholders of the Company (each a "Management Shareholder") who have voting power and dispositive power with respect to an aggregate of 563,409 Shares, representing approximately 4.2% of the Shares on a fully diluted basis and with respect to 444,450 Shares issuable on the exercise of Options, representing approximately 3.3% of the Shares on a fully diluted basis, concurrently with the execution and delivery of the Merger Agreement entered into the Shareholders Agreement (the "Shareholders Agreement"). The Management Shareholders are certain directors and officers of the Company. Pursuant to the Shareholders Agreement, each of the Management Shareholders has agreed to validly tender, in accordance with the terms of the Offer promptly, all Shares subject to the Shareholders Agreement. Each Management Shareholder agreed not to withdraw his Shares so tendered unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer or the Merger Agreement has been terminated by Parent in accordance with its terms.

     Each of the Management Shareholders has granted Parent an irrevocable proxy with respect to the voting of such Shares in favor of the Merger and against any action or agreement that would impede, interfere with or prevent the Merger. Subject to the terms and conditions of the Shareholders Agreement, each of the Shareholders has granted to Parent an irrevocable and continuing option (the "Shareholder Option") to purchase for cash all or any portion of the Shares beneficially owned or controlled by such Management Shareholder as of the date of the Shareholders Agreement, or beneficially owned or controlled by such Management Shareholder at any time after the date of the Shareholders Agreement (including, without limitation, by way of exercise of options, warrants or other rights to purchase Company Common Stock as contemplated by the Shareholders Agreement or by way of dividend, distribution, exchange, merger, consolidation, recapitalization, reorganization, stock split, grant of proxy or otherwise) at a purchase price equal to the Offer Price. The Shareholder Option shall become exercisable only (i) in the event any Management Shareholder fails to tender any of such Shareholder's Shares in the Offer by the end of the fifth business day following the commencement of the Offer, or (ii) withdraws any Shares from the Offer for any reason whatsoever, other than (a) the termination or expiration of the Offer by the Purchaser without the Purchaser having accepted for purchase any Shares in the Offer or (b) the termination of the Merger Agreement in accordance with its terms.

     Each of the Management Shareholders has agreed that, prior to the termination of the Shareholders Agreement pursuant to its terms, such Management Shareholder will not (i) transfer, or consent to the transfer of, any or all of the Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares; (iv) deposit the

Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Management Shareholder's obligations under the Shareholders Agreement or the transactions contemplated thereby.

     The Shareholders Agreement, and all rights and obligations of the parties thereto, shall terminate immediately upon the earlier of (i) six months following the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

     The full text of the Shareholders Agreement is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

  Confidentiality Agreement

     On October 14, 1999, Sage Software, Inc. ("SSI"), a subsidiary of Parent, and the Company executed a mutual non-disclosure agreement (the "Confidentiality Agreement").

     The Confidentiality Agreement contains customary provisions pursuant to which, among other things, SSI and the Company, and each of their respective subsidiaries, divisions, affiliates or parent company agreed to keep confidential for a period of two years all nonpublic, confidential or proprietary information furnished to one another subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with evaluating a business combination among the parties.

     The full text of the Confidentiality Agreement is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

  Letter Agreement

     On December 22, 1999, Parent and the Company executed a letter agreement (the "Letter Agreement").

     The Letter Agreement provides that for a period of 12 months from the date of the Letter Agreement, neither Parent nor any of its affiliates will (i) acquire, agree to acquire or make any proposal to acquire any securities or property of the Company, (ii) solicit or propose to solicit proxies from shareholders of the Company or otherwise seek to influence or control the management or the policies of the Company or any of its affiliates or (iii) or assist any other person in doing any of the foregoing, other than the proposal made in connection with the Offer and the Merger. Such provisions shall terminate in the event that (a) any third party unaffiliated with Parent initiates a tender or exchange offer for, or otherwise proposes or agrees to acquire, the Common Stock or other equity interests of the Company, (b) it is publicly disclosed that voting securities representing more than or equal to 25% of the total voting power of the Company then outstanding have been acquired or are proposed to be acquired by any person or group unaffiliated with Parent in a single transaction or a series of related transactions or (c) the Company enters into any agreement to merge with, or sell or dispose of 50% or more of its assets or earning power to, any person not affiliated with Parent. The Letter Agreement further provides that Parent and the Company shall negotiate on an exclusive basis until the earlier of (a) January 14, 2000 or (y) termination by Parent of the negotiations of the Merger Agreement.

     The full text of the Letter Agreement is filed as Exhibit 8 to this Statement and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     On January 11, 2000, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. This recommendation is based in part upon an opinion of Hambrecht & Quist LLC ("Chase H&Q"), dated as of January 12, 2000, to the effect that, as of such date, the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by Chase H&Q in rendering its opinion. The full text of the Fairness Opinion is attached as Annex A to this Statement, filed as Exhibit 9 to this Statement, and incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety.

     (b) Background; Reasons for the Recommendation of the Company's Board of Directors

BACKGROUND

     Over the last several years, the Company's management periodically reported to the Company Board about management's view of the industry in which the Company operates and the Company's competitive position in that industry. In these discussions, management conveyed that management believed consolidation would continue in the Company's industry, that companies would need to continue to broaden their product lines, that economies of scale would be needed to effectively build sales and distribution channels to customers, and scale would also be needed for research and development and global expansion. These discussions also included management's views of the two best merger partners for the Company, specifically the First Other Party (as defined below) and Parent.

     In 1997, Chase H&Q arranged a meeting between the Company and another U.S. publicly traded software company (the "First Other Party") to discuss a variety of collaborative ways the two companies might work together, including a possible stock-for-stock merger. This meeting initially did not lead to any substantive discussions, but in the Spring of 1999, the First Other Party initiated discussions with the Company about a possible merger. At that time, the Company informally retained Chase H&Q to serve as its financial advisor. For the next several months, the Company and the First Other Party conducted preliminary business, financial and operational due diligence on each other and conducted numerous discussions about the possible synergies and risks involved in a possible combination and how the two companies would be integrated. After these preliminary due diligence discussions were completed, the Company and the First Other Party discussed several possible scenarios for a merger, including proposed exchange ratios, but none of these scenarios were acceptable to the Company. During the course of these discussions, the Company's management, in conjunction with financial and legal advisors, held several meetings with the Company Board to review the status of the discussions and present their views on the advantages and disadvantages of the proposed transactions.

     Since 1995, Parent and the Company have discussed periodically their respective businesses and operations and potential strategic alliances. Contemporaneously with the discussions with the First Other Party described above, David Hanna, President of Parent's U.S. operations, initiated discussions with Timothy A. Davenport, Chairman of the Board, President and Chief Executive Officer of the Company, about a possible business combination. In mid-September 1999, Mr. Davenport and Paul A. Walker, Chief Executive Officer of Parent, met in Parent's headquarters in the U.K.

     While the discussions between the Company and the First Other Party described above and Parent were occurring, a large, U.S. publicly traded technology company (the "Second Other Party") initiated discussions with the Company about a possible business arrangement whereby the Second Other Party would license certain of the Company's software. During the course of their due diligence review, the Second Other Party indicated a possible interest in an outright acquisition of the Company.

     On August 30, 1999, the Company executed an engagement letter with Chase H&Q providing that Chase H&Q would serve as its financial advisor in connection with discussions with these three parties.

     On October 14 and 15, 1999, members of senior management of SSI and the Company met to discuss the business and operations of the Company. On October 14, 1999, Parent and the Company executed the Confidentiality Agreement.

     On October 21, 1999, the Company Board met to discuss a proposal by the First Other Party regarding a possible merger with the Company. Representatives of Chase H&Q were present and participated in the discussion of this proposal. After an in-depth discussion with its advisors, the Company Board determined that such proposal, as then formulated, was not sufficiently attractive and authorized Company management to seek a more attractive offer, if the opportunity existed.

     On November 10, 1999, representatives of Deutsche Bank Securities Inc. ("Deutsche Bank"), financial advisor to Parent, contacted representatives of Chase H&Q to express Parent's preliminary indication of interest in acquiring the Company at a price per Share between $27 and $29, based on the information supplied to Parent and its preliminary review of possible financing arrangements.

     On November 10, 1999, the Company Board met to discuss the status of negotiations with the First Other Party and Parent. Representatives of Chase H&Q were present and participated in these discussions. After a lengthy discussion, the Company Board authorized Company management to continue negotiations with both entities.

     On November 11, 1999, representatives of Chase H&Q contacted representatives of Deutsche Bank and stated that the price range indicated on November 10, 1999 was insufficient and that the Company had also received an indication of interest from the First Other Party. After discussions, Chase H&Q indicated the Company would allow Parent to conduct supplemental due diligence because Parent indicated their initial valuation range was preliminary and could be increased based upon improving their understanding of the Company.

     On November 17, 1999, members of senior management of Parent and the Company and representatives of Deutsche Bank and Chase H&Q met at Dulles Airport in Virginia to further discuss a potential acquisition.

     In mid-November 1999, Chase H&Q, on behalf of the Company, requested all parties to submit written, non-binding transaction proposals.

     On November 30, 1999, all parties submitted written non-binding offers, with Parent proposing an all cash transaction at $31.00 per Share, the First Other Party proposing a stock-for-stock transaction with two possible exchange ratio structures, and the Second Other Party proposing a stock-for-stock merger at a specific price.

     On December 7 and 8, 1999, the Company Board met to consider the three proposals. Representatives of Chase H&Q and Hale & Dorr, the Company's regular outside legal counsel, were present and participated in these discussions. The Company Board considered the Second Other Party's preliminary proposal, as well as a detailed analysis of the proposals of the First Other Party and Parent. Mr. Davenport updated the Company Board on recent discussions with each company. After discussing the relative merits of each proposal, the Company Board directed the Company's management to focus its efforts on negotiations with Parent.

     After these Board meetings, management and Chase H&Q indicated to the First Other Party and the Second Other Party that the Company was going to focus its efforts on negotiations with Parent. When informed of this decision, the Second Other Party informed Chase H&Q and Company management that although it needed to conduct additional due diligence, it was prepared to pay a higher price than included in its initial proposal, and it subsequently submitted a revised written, non-binding offer with the higher price, which was superior to the price proposed by Parent. As a result of this, the Company then indicated to Parent it was going to suspend negotiations with Parent while the Second Other Party completed additional due diligence, which it did on December 15 and 16, 1999.

     While the Second Other Party was conducting its due diligence review, the stock price of the First Other Party increased significantly. On December 16, 1999, the Company's management and Chase H&Q contacted the First Other Party to inform them that the Company anticipated setting a new bid date, subject to Board approval, and inquired whether the First Other Party would like to submit a revised proposal. The First Other Party indicated they would submit a revised proposal.

     On December 17, 1999, the Company Board met to discuss the status of the ongoing negotiations with the three parties. Representatives of Chase H&Q were present and participated in these discussions. Mr. Davenport updated the Company Board on the status of negotiations with each of the companies, giving a detailed account of subsequent discussions and stating that the Second Other Party had submitted a revised proposal. A representative of Chase H&Q then outlined a proposal to request that each of the three companies submit their "best and final" offers to the Company. To ensure best and final offers would be submitted, this letter would indicate that the Company was prepared to enter into a "no-shop" agreement (a "No-Shop Letter") with the party submitting the best offer, which would give that party the exclusive right for a limited time period to negotiate a definitive agreement. The Company Board then had a lengthy discussion regarding the process explained by Chase H&Q and the execution of a No-Shop Letter. The Company Board authorized Chase H&Q to solicit "best and final" offers from the three companies and to inform them that the Company would enter into a No-Shop Letter with the party submitting the best offer.

     On December 17, 1999, Chase H&Q sent a letter to all three parties requesting them to submit their "best and final" offers by December 21, 1999 and stating that the Company was willing to execute a No-Shop Letter with the party submitting the best offer.

     On December 20, 1999, the Second Other Party withdrew from the process.

     On December 21, 1999, Parent submitted a written non-binding offer proposing an all cash transaction at $35.00 per Share, and the First Other Party proposed a stock-for-stock transaction where the value of the consideration to be received by the Company's shareholders would fluctuate based upon the market price for the First Other Party's publicly traded stock during a future period shortly before consummation of the transaction. Based on the lowest and highest closing prices of the First Other Party's publicly traded stock during the six-month period immediately preceding December 23, 1999 (the date that the Company Board considered the proposal), such value would have ranged between approximately $25 and $40 per Share.

     On December 23, 1999, the Company Board met to consider the two proposals. Representatives of Chase H&Q, Hale & Dorr and Hunton & Williams, special legal counsel to the Company, were present and participated in these discussions. Mr. Davenport informed the Company Board that Parent and the First Other Party had presented "best and final" proposals while the Second Other Party had withdrawn. A representative of Chase H&Q gave a detailed analysis of the two offers. A representative of Hunton & Williams advised the Company Board regarding the Company Board's fiduciary duties under Virginia law in the consideration of the acquisition proposals. The Company Board, with the assistance of its advisors, compared the two proposals. After a lengthy discussion, the Company Board concluded that Parent's all cash proposal compared favorably to the First Other Party's proposal, even though the First Other Party's proposal may have yielded a higher value per Share based on then existing market prices (although the actual value would have depended upon the market price of the First Other Party's publicly traded stock during a period shortly before consummation of the transaction), because (i) the First Other Party's proposal contemplated that the sale consideration would be a stock deal that could have taken several months to complete, and this, coupled with the historic high volatility of the First Other Party's publicly traded stock, imposed significantly greater risk on the Company's shareholders, (ii) the First Other Party had been growing faster than the Company, and the Company Board was concerned about the impact to the First Other Party's stock price of an announcement of the transaction, (iii) the First Other Party had never completed a large acquisition, and the conversations between the two companies concerning, among other things, integration of the business were not satisfactory to the Company's management or the Company Board,
(iv) given the high multiples the market had assigned to the First Other Party's stock price, the Company Board was concerned that any disruption, even minor, could significantly and adversely impact the First Other Party's stock price,
(v) the Company Board was concerned of the risk that the market would react negatively to the proposed transaction and the fact that the Company's fourth quarter results were expected to be below consensus expectations which could have an adverse impact on the First Other Party's stock price, (vi) the Company Board was concerned about the uncertainty of the Company's ability to consummate a transaction that would be afforded pooling-of-interest accounting treatment

(which was contemplated by the First Other Party's proposal) and (vii) the First Other Party's proposal did not provide adequate downside protection against a decline in market price of its stock. After extensive discussion, the Company Board determined that Parent's proposal represented the best proposal and authorized Company management to execute a No-Shop Letter with Parent that would expire on January 14, 2000.

     Between December 23, 1999 and January 11, 2000, Parent completed its legal and financial due diligence review of the Company.

     On December 30, 1999, Parent's legal counsel provided the Company and its legal counsel and Chase H&Q with drafts of the Merger Agreement, the Option Agreement and the Shareholders Agreement.

     From January 3, 2000 through January 12, 2000, Parent and the Company and their respective legal and financial advisors negotiated the Merger Agreement and the Option Agreement. Parent and the Management Shareholders and their respective legal counsel negotiated the Shareholders Agreement during such time. Negotiations of the agreements were completed on January 12, 2000.

     On January 4 and 5, 2000, members of senior management of Parent, SSI and the Company and representatives of Deutsche Bank met at the Company's headquarters in Reston, Virginia to discuss the business and operations of the Company and to continue to negotiate the Merger Agreement, the Option Agreement and the Shareholders Agreement.

     On January 6, 2000, the Company Board met and received an update on the status of the negotiations. Representatives of Chase H&Q and Hunton & Williams participated in the discussions. Representatives of Chase H&Q presented an evaluation of the Offer and the Merger. Representatives of Chase H&Q and Hunton & Williams provided a business and legal summary of the principal business and legal terms and provisions of the drafts of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement.

     On January 11, 2000, the Company Board held a special meeting to review the proposed final terms and conditions of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement. Representatives of Chase H&Q, Hale & Dorr and Hunton & Williams participated in these discussions. At such meeting, Chase H&Q provided its oral opinion (which it agreed to confirm in writing) that, as of that date, the proposed consideration to be received by the shareholders of the Company was fair to such shareholders, from a financial point of view. In addition, the Company's legal advisors summarized for the Company Board the most recent drafts of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, copies and summaries of which had been distributed to the Board prior to the meeting. Following the Company Board's review of the proposed final terms of the Offer and the Merger, the Company Board determined (which determination was unanimous other than John H. Martinson, who dissented and informed the Company Board that, although he did not have a specific objection to Parent, he had consistently maintained throughout the process that it was not the optimal time to sell the Company) that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, approved the Merger Agreement, the Shareholders Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement and the Stock Option Agreement, recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's shareholders approve and adopt the Merger Agreement.

     On January 12, 2000, the Company, Parent and Purchaser executed and delivered the Merger Agreement, the Company and Parent executed and delivered the Stock Option Agreement, and Parent, Purchaser and the Management Shareholders executed and delivered the Shareholders Agreement.

     After execution and delivery of the Merger Agreement on January 12, 2000, the Company issued a press release announcing the definitive agreement, including the Offer and the Merger, a copy of which is filed as Exhibit 10 to this Statement and is incorporated herein by reference.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In light of the Company Board's review of the Company's competitive and financial position, recent operating results and prospects, the Company Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Company Board considered a number of factors, including, but not limited to, the following:

          1. the presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of, and uncertainties facing, the Company if it remains independent; (b) the continued viability of the Company's current strategies; (c) the likelihood of achieving maximum long-term value on a stand-alone basis; (d) the strategic alternatives available to the Company and the associated advantages and disadvantages; (e) the fact that no other party had submitted to the Company a proposal as attractive as the transaction proposed by Parent, either as to price or as to other terms and conditions; (f) the fact that in view of the discussions held with various parties, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its shareholders than the Offer and the Merger; and (g) the recommendation of the Offer and the Merger by the management of the Company;

          2. the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition;

          3. the financial condition, results of operations, cash flows and prospects of the Company;

          4. the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

          5. the extensive arms-length negotiations between the Company and Parent that resulted in the $35.00 per Share price in cash;

          6. the history of the Company's discussions with Parent and other parties;

          7. that the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          8. the current status of the industries in which the Company competes and the technological and financial resources available to the Company's competitors;

          9. the likelihood of continued consolidation in the industries in which the Company competes and the possibility that changes in those industries, including the rapid evolution of technology, could adversely affect the Company and its shareholders;

          10. the recent trading price of the Company's common stock and that the $35.00 per Share in cash to be paid in the Offer and the Merger represents (a) a premium of approximately 17% over the $29.94 closing sale price for the common stock on the Nasdaq Stock Market on January 11, 2000 (the last trading day prior to announcement of the Offer), and (b) a premium of approximately 26% over the $27.69 closing sale price for the common stock on the Nasdaq Stock Market on December 22, 1999 (the last trading day prior to the Company Board's consideration of Parent's proposal);

          11. that in view of the efforts of the Company and Chase H&Q to find strategic partners and potential acquirors, the likelihood that an unconditional superior offer would ultimately be made was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent;

          12. the presentations of Chase H&Q made to the Company Board on October 21, 1999, November 10, 1999, December 7 and 8, 1999, December 17, 1999, December 23, 1999, January 6, 2000 and January 11, 2000 and the Fairness Opinion delivered to the Company Board at the January 11, 2000 meeting of the Company Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $35.00 per Share to be received by holders of shares of the Company common stock in the Offer and the Merger was fair, from a financial point of view, to such holders; SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

          13. the factors considered at the Company Board meeting on December 23, 1999 at which the Company Board compared the Parent's proposal to the First Other Party's proposal (see discussion in "-- Background" above).

          14. the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with a Superior Proposal and to withdraw its recommendation of the Merger with Parent and Purchaser in favor of a Superior Proposal to the Company's shareholders;

          15. the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal, provided, that following such termination, the Company must pay Parent a fee of $12.0 million (representing approximately 2.7% of the total value of the consideration to be paid to shareholders in the Offer and the Merger) plus Parent's reasonable out-of pocket expenses not in excess of $1.5 million;

          16. the terms and provisions of the Stock Option Agreement, including
     (a) that the stock option provided for therein would become exercisable by Parent only upon the occurrence of certain events, and (b) that the aggregate amount that Parent may obtain pursuant to the Stock Option Agreement and the termination fee and expense reimbursement cannot exceed $22.0 million in the aggregate and that Parent indicated it was unwilling to proceed with the transaction without the Stock Option Agreement and the fee indicated above; and

          17. the business reputation of Parent and its management, and Parent's financial strength, including its ability to finance the Offer.

     The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company Board assigned different weights to the factors.

     The Company Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Price of $35.00 per Share. The Company Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the terms of the engagement letter dated August 30, 1999 (the "Chase H&Q Engagement Letter"), the Company retained Chase H&Q as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and its subsidiaries.

     The Company agreed in the Chase H&Q Engagement Letter to pay Chase H&Q in cash (i) a non-refundable retainer of $50,000 payable upon signing the Chase H&Q Engagement Letter, (ii) $350,000 upon delivery of the Fairness Opinion and (iii) a transaction fee of 1% of the transaction value, less retainer fees and Fairness Opinion fees previously paid, which fee shall be approximately $4.5 million, upon consummation of the Offer and the Merger. Whether or not any transaction is proposed or consummated, the Company has agreed to reimburse Chase H&Q for reasonable out-of-pocket expenses, including reasonable legal fees and expenses. In the Chase H&Q Engagement Letter, the Company agreed to indemnify Chase H&Q against certain liabilities arising out of Chase H&Q's engagement.

     Chase H&Q has rendered various investment banking and other advisory services to the Company and its affiliates in the past for which Chase H&Q received customary compensation. In the ordinary course of business, Chase H&Q and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries (other than ordinary course purchases under the Company's 1997 Employee Stock Purchase Plan).

     (b) To the best knowledge of the Company, all of its executive officers, directors (other than John H. Martinson), affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  Section 14(f) Information Statement

     The Information Statement attached as Schedule I hereto and filed as
Exhibit 2 to this Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after acquiring any of the Shares pursuant to the Offer) to designate persons to the Company Board other than at a meeting of the shareholders of the Company.

  Virginia Stock Corporation Act

     Virginia Affiliated Transactions Statute.  The Company is subject to
Article 14 (the "Affiliated Transactions Statute") of the VSCA. The Affiliated Transactions Statute generally prohibits a publicly held Virginia corporation from engaging in an "affiliated transaction" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) the transaction in which the person became an interested shareholder was approved in advance by a majority of the disinterested directors or (ii) the affiliated transaction is approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder. A corporation may engage in an affiliated transaction with an interested shareholder beginning three years after the date of the transaction in which the person became an interested shareholder if (A) the transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder or (B) the corporation complies with certain statutory fair price provisions.

     Subject to certain exceptions, under the VSCA an "interested shareholder" is a person who beneficially owns more than 10% of any class of the corporation's outstanding voting securities or an affiliate or associate of the corporation that was an interested shareholder at any time within the preceding three years. In general terms, an "affiliated transaction" includes: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation's consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation's outstanding voting shares beneficially owned by any interested shareholder; and (v) the dissolution of the corporation if proposed by or on behalf of any interested shareholder.

     As a part of the Company Board's approval of the Merger Agreement, the Option Agreement and the Shareholders Agreement and the transactions contemplated thereby, the Company Board also took action to make the provisions of the Affiliated Transactions Statute not applicable to the acquisition of Shares pursuant to the Offer, the Merger, the exercise of the Company Option and the Shareholders Agreement.

     Control Share Acquisition Statute. Article 14.1 of the VSCA (the "Control Share Acquisition Statute") provides that shares of a publicly held Virginia corporation that are acquired in a "control share acquisition" generally will have no voting rights unless voting rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A "control share acquisition" is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within any of the following ranges or to move upward from one range into another: (i) at least 20% but less than 33 1/3%; (ii) at least 33 1/3% but less than 50%; or (iii) 50% or more, of such votes.

     On January 11, 2000, the Company Board amended the Bylaws of the Company to provide that the Control Share Acquisition Statute shall not apply to any acquisition of the capital stock of the Company. Therefore, the provisions of the Control Share Acquisition Statute are not applicable to the Offer, the Merger, the Company Option, the Shareholders Agreement and the other transactions contemplated by the Merger Agreement, the Option Agreement and the Shareholders Agreement.

  Antitrust -- United States

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-day calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer. Such filing is expected to be made as soon as practicable from the day hereof. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of the Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  Non-U.S. Regulatory Approvals

     The Offer and the Merger cannot be consummated until the Federal Cartel Office of Germany has been notified and approves of the acquisition of the Company by Parent under the German Act Against Restraints of Competition (the "Competition Act"). Upon receipt of notification, the Federal Cartel Office will conduct a preliminary review for a period of up to one month. Upon conclusion of the preliminary review, the Federal Cartel Office may either approve the acquisition of the Company by Parent or initiate an in-depth review for a period of up to four months from the date of the original notification if further examination is necessary to determine whether the acquisition of the Company by Parent violates the Competition Act. The parties will prepare and file a joint filing with the Federal Cartel Office on or about January 17, 2000. The parties believe that Parent's acquisition of the Company will be cleared during the preliminary review phase, however, there can be no assurance that the Federal Cartel Office will not conduct an in-depth review to further examine the merits of the Offer and the Merger under the Competition Act.

     In addition to the United States and Germany, the antitrust and competition laws of other countries may apply to the Offer and the Merger and additional filings and notifications may be required. Parent and the Company are reviewing whether any such filings are required and intend to make such filings promptly to the extent required.

  Dissenters' Rights

     No dissenters' or appraisal rights are available in connection with the Offer. No shareholder is entitled to dissenters' rights, rights of appraisal or other similar rights in connection with the Merger pursuant to the VSCA unless,
(i) in the event the vote of the shareholders is required to approve the Merger pursuant to the VSCA, on the record date fixed by the Company Board to determine the shareholders of the Company entitled to receive notice of and to vote at a meeting to approve the Merger or (ii) in the event no shareholder vote is required to approve the Merger pursuant to the VSCA, immediately prior to the effective time of the Merger, the Shares are not (A) listed on a national securities exchange or on the NASDAQ or (B) held by at least 2,000 record shareholders. In the event dissenters' rights become available, Article 15 of the VSCA provides that shareholders of the Company will be entitled to receive the "fair value" of their Shares, provided that the procedures set forth in
Article 15 of the VSCA are
followed. Shareholders should be aware that the "fair value" as determined under
Article 15 of the VSCA, could be more than, the same as or less than the Offer Price and that failure to follow the steps required by Article 15 of the VSCA for perfecting dissenters' rights may result in the loss of such rights. The preceding discussion is only a summary for general information on the dissenters' rights provisions of the VSCA.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of January 12, 2000, by and among Parent, Purchaser and the Company.
Exhibit 2   The Company's Information Statement pursuant to Section
            14(f) under the Exchange Act.*
Exhibit 3   Article 5 of the Company's Articles of Incorporation.
Exhibit 4   Article III, Section 14 of the Company's Bylaws.
Exhibit 5 Stock Option Agreement, dated as of January 12, 2000, between Parent and the Company.
Exhibit 6   Shareholders Agreement, dated as of January 12, 2000, among
            Parent and certain officers and directors of the Company named therein.
Exhibit 7   Mutual Non-Disclosure Agreement, dated as of October 14,
            1999, between SSI, a subsidiary of Parent, and the Company.
Exhibit 8 Letter Agreement, dated December 22, 1999, between Parent and the Company.
Exhibit 9   Fairness Opinion of Hambrecht & Quist LLC, dated January 12,
            2000.*
Exhibit 10  Press Release issued by the Company on January 12, 2000.
Exhibit 11  Letter to Shareholders, dated January 14, 2000.*
Exhibit 12  Letter, dated May 4, 1995, from the Company to Timothy A.
            Davenport (incorporated herein by reference to Exhibit 10.16 of the Company's Registration Statement on Form S-1 (the
            "Form S-1") filed on August 8, 1997, registration statement no. 333-33275).
Exhibit 13  Employment Agreement, dated May 17, 1995, between the
            Company and James F. Petersen (incorporated herein by reference to Exhibit 10.15 of the Form S-1).
Exhibit 14 Revised Employment Agreement, dated January 27, 1999, between the Company and James F. Petersen (incorporated herein by reference to Exhibit 10.19 of the Company's Annual
            Report on Form 10-K for the year ended December 31, 1999).
Exhibit 15 Employee Incentive Stock Option Plan of the Company, as amended (incorporated herein by reference to Exhibit 10.1 of the Form S-1).
Exhibit 16  Amended and Restated 1992 Stock Option Plan of the Company
            (incorporated herein by reference to Exhibit 10.2 of the Form S-1).
Exhibit 17  1997 Employee Stock Purchase Plan of the Company
            (incorporated herein by reference to Exhibit 10.3 of the Form S-1).
Exhibit 18 1997 Stock Incentive Plan of the Company (incorporated herein by reference to Exhibit 10.4 of the Form S-1).
Exhibit 19 1997 Director Stock Option Plan of the Company (incorporated herein by reference to Exhibit 10.5 of the Form S-1).

---------------
* Included in copies mailed to the shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BEST SOFTWARE, INC.

                                          By: /S/ Timothy A Davenport
                                            ------------------------------------
                                              Name:  Timothy A. Davenport
                                              Title:   Chairman of the Board,
                                                       President and Chief
                                                       Executive Officer

Dated: January 14, 2000

                                 EXHIBIT INDEX


Exhibit 1 Agreement and Plan of Merger, dated as of January 12, 2000, by and among Parent, Purchaser and the Company.
Exhibit 2   The Company's Information Statement pursuant to Section
            14(f) under the Exchange Act.*
Exhibit 3   Article 5 of the Company's Articles of Incorporation.
Exhibit 4   Article III, Section 14 of the Company's Bylaws.
Exhibit 5 Stock Option Agreement, dated as of January 12, 2000, between Parent and the Company.
Exhibit 6   Shareholders Agreement, dated as of January 12, 2000, among
            Parent and certain officers and directors of the Company named therein.
Exhibit 7   Mutual Non-Disclosure Agreement, dated as of October 14,
            1999, between a subsidiary of Parent and the Company.
Exhibit 8 Letter Agreement, dated December 22, 1999, between Parent and the Company.
Exhibit 9   Fairness Opinion of Hambrecht & Quist LLC, dated January 12,
            2000.*
Exhibit 10  Press Release issued by the Company on January 12, 2000.
Exhibit 11  Letter to Shareholders, dated January 14, 2000.*
Exhibit 12  Letter, dated May 4, 1995, from the Company to Timothy A.
            Davenport (incorporated herein by reference to Exhibit 10.16 of the Company's Registration Statement on Form S-1 (the
            "Form S-1") filed on August 8, 1997, registration statement no. 333-33275).
Exhibit 13  Employment Agreement, dated May 17, 1995, between the
            Company and James F. Petersen (incorporated herein by reference to Exhibit 10.15 of the Form S-1).
Exhibit 14 Revised Employment Agreement, dated January 27, 1999, between the Company and James F. Petersen (incorporated herein by reference to Exhibit 10.19 of the Company's Annual
            Report on Form 10-K for the year ended December 31, 1999).
Exhibit 15 Employee Incentive Stock Option Plan of the Company, as amended (incorporated herein by reference to Exhibit 10.1 of the Form S-1).
Exhibit 16  Amended and Restated 1992 Stock Option Plan of the Company
            (incorporated herein by reference to Exhibit 10.2 of the Form S-1).
Exhibit 17  1997 Employee Stock Purchase Plan of the Company
            (incorporated herein by reference to Exhibit 10.3 of the Form S-1).
Exhibit 18 1997 Stock Incentive Plan of the Company (incorporated herein by reference to Exhibit 10.4 of the Form S-1).
Exhibit 19 1997 Director Stock Option Plan of the Company (incorporated herein by reference to Exhibit 10.5 of the Form S-1).

---------------
* Included in copies mailed to the shareholders of the Company.